UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								March 22, 2006

Via Facsimile 011 41 44 333 5870 and US Mail

Mr. Oswald J. Grubel
Chief Executive Officer
Credit Suisse Group
Paradeplatz 8 P.O. Box 1
CH 8070
Canton of Zurich, Switzerland

	Re:	Credit Suisse Group
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 30, 2005
 		File No. 1-15244

Dear Mr. Grubel:

      We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from public media reports that you may have operations associated with Cuba, Iran, North Korea, Sudan and Syria, which are identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions imposed, in part, as a result of actions in support of terrorism and/or pursuit of weapons of mass destruction. In particular, we note a statement attributed to the company that Credit Suisse`s new policy will not affect current business relations its clients have in Cuba, Iran, North Korea, Sudan and Syria. Your Form 20-F does not contain any disclosure about operations associated with these countries. Please address the materiality of your contacts with these countries. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, Iran, North Korea, Sudan and
Syria, whether through subsidiaries, affiliates, joint ventures or other direct and indirect arrangements.

2. In your materiality analysis, please discuss whether your operations or contacts constitute a material investment risk for your security holders. Please also address the impact on your business of any operational challenges or regulatory compliance challenges resulting from operations associated with state sponsors of terrorism.

3. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues and assets associated with Cuba, Iran, North Korea, Sudan and Syria, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note from a public media report attributed to a company spokesman that Credit Suisse determined to wind down operations in these countries because of the geopolitical situation and as a result of internal risk assessment. We also note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Illinois, Oregon and New
Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, Dartmouth College and the University of California
Board of Regents have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address both your internal risk assessment and the potential impact of the investor sentiment evidenced by the referenced legislative and educational institution actions directed toward companies operating in these countries.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Todd Schiffman
		Assistant Director
		Division of Corporation Finance